

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

January 8, 2010

By U.S. Mail and Facsimile to: (212) 370-7889

Mark D. Klein
President and Chief Executive Officer
57th Street General Acquisition Corp.
590 Madison Avenue, 35th Floor
New York, New York 10022

>   **Re: 57th Street General Acquisition Corp.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed December 22, 2009**
>   **File No. 333-163134**

Dear Mr. Klein:

        We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 1 to Registration Statement on Form S-1

General

1.   We note that there are a number of instances in which the disclosure in the prospectus is blank or in brackets. Please revise accordingly or tell us when you intend to do so.

2.   We note your response to comment 2 in our letter dated December 11, 2009. Please expand your prior response to discuss how you determined that providing your stockholders with an opportunity to exercise their put rights does not constitute an offer to buy or sell your securities, or both. For example, please explain why the repurchase aspect of the opportunity does not constitute an offer

to buy. In addition, please explain why the opportunity is not an offer to sell the securities again in light of the fact that the stockholder must decide once again whether to be a stockholder of the company. Please discuss whether your stockholders should be provided with the information required to be disclosed in a transaction registered under the Securities Act when faced with an investment decision between choosing to become a stockholder of the post-transaction company by retaining the security and choosing to put the security to the company for cash. Given the nature of the company's operations before and after the business combination transaction, please consider whether offering the put right opportunity is akin to offering to sell a new security. Please note that based on your response, we may have further comment.

3. We note your response to comment 3 in our letter dated December 11, 2009. Please tell us, with a view towards revised disclosure, if the company's securities will continue to be quoted on the OTC Bulletin Board in the event that the company's reporting obligations under Section 15(d) of the Exchange Act are automatically suspended.

4. We note your response to comment 4 and disagree with your analysis. We believe that the redemption offering will have some indicia of a tender offer, and will therefore trigger the applicability of Rule 13e-4 and Regulation 14E. For example, we note some of the following characteristics of the redemption:

- The company will be engaging in an active and widespread solicitation via a Notice document containing "substantially the same information" that would be contained in an information statement on a Schedule 14C.

- The solicitation will be made for a substantial percentage, i.e., up to 88% of the outstanding shares of the IPO Shares.

- The right to redeem would only be available for a limited period of time, namely, a minimum of only 15 calendar days.

Moreover, it appears that the 13e-4(h)(1) exemption is not available because the terms and conditions of the redemption, including when the right will be exercisable, are not set forth in the certificate of incorporation. Therefore, the comment is reissued in part. Please provide additional analysis as to why you believe the 13e-4(h)(1) exemption would be available for the redemption offering, as well as why you do not believe that the tender offer rules should not apply. Please ensure that your discussion cites to any relevant no-action letters and/or other staff interpretative positions that you believe support your analysis. In the alternative, please confirm that you will satisfy the requirements of Rule 13e-4 and Regulation 14E, including filing a Schedule TO, relating to the redemption offering.

5. Article Sixth of the company's Amended and Restated Certificate of Incorporation provides that provisions (A) through (E) may not be amended prior to the consummation of any Business Transaction. Please revise your disclosure in the "Amendments to our Certificate of Incorporation" section on page 72 to clarify that fact. In addition, provide us with an opinion of counsel that these provisions are valid under Delaware law and that Delaware law allows these provisions to be non-amendable.

6. We note your response to comment 11 in our letter dated December 11, 2009. However, given the inherent conflict of interest for the insiders in obtaining a favorable vote on any transaction, we again request that you provide an opinion of counsel that, in your circumstances, it is permissible to pay additional consideration to those voting in favor of the transaction under Delaware law.

7. Pursuant to Section 2.1.6 of the Securities Subscription Agreement filed as Exhibit 10.9 to the registration statement, the October 30, 2009 private placement to your sponsor was made in reliance upon the safe harbors provided in Regulation D. Please tell us why the company has not filed a notice of sales on Form D to report this transaction. Refer to Rule 503 of Regulation D.

Cover Page of Prospectus

8. Please revise the penultimate paragraph to disclose whether or not a market maker has agreed to make a market for the securities and disclose that such market making may be discontinued at any time.

Conflicts of Interest, page 63

9. We note your response to comment 26 in our letter dated December 11, 2009. Please confirm, if true, that your disclosure on page 63 regarding Messrs. Levitt, Potter and Berger includes all potential preexisting fiduciary, contractual or other obligations of the company's officers and directors that may cause them to have a conflict of interest. We note, in that regard, that you have not included disclosure regarding any potential conflicts related to Messrs. Klein and Lapping.

Underwriting, page 77

10. You disclose on page 80 that Morgan Joseph may be entitled to a contingent placement fee equal to "up to" 2.5% of the aggregate amount of funds released from the trust account. Please revise to disclose under what circumstances this fee will be less than 2.5%.

Closing Comments

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Justin Dobbie at (202) 551-3469 or me at (202) 551-3434 with any questions.

Sincerely,

Michael R. Clampitt
Senior Attorney Advisor

cc: Douglas S. Ellenoff, Esq.
        Stuart Neuhauser, Esq.
        Ellenoff Grossman & Schole LLP
        (By facsimile)